Dividend Capital Diversified Property Fund Inc. SC TO-I/A
Exhibit (a)(vii)
Excerpt from Supplement No. 2 dated November 23, 2016 to the prospectus of Dividend Capital Diversified Property Fund Inc. dated May 2, 2016 to be filed with the Securities and Exchange Commission on November 23, 2016.

Increase to Size of Self-Tender Offer for our Class E Shares of Common Stock
On November 23, 2016, we increased the size of our ongoing self-tender offer for Class E shares. As amended, we are offering to purchase for cash up to 7,392,473 of our Class E shares, or approximately $55 million of our Class E shares, subject to our ability to additionally increase the number of shares accepted for payment in the offer by up to but not more than 2% of the Company’s outstanding Class E shares (resulting in a commensurate increase in the number of shares by up to approximately 2.4 million shares) without amending or extending the offer in accordance with rules promulgated by the Commission, at a purchase price of $7.44 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2016, as amended on November 23, 2016, and in the related Letter of Transmittal, filed with the Commission on Schedule TO on November 9, 2016 and Amendment No. 1 to Schedule TO filed on November 23, 2016, and available at www.sec.gov. Unless extended or withdrawn, the offer will expire at 5:00 p.m. Central Time, on Friday, December 9, 2016.